SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER AND FULL YEAR 2004 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasília – Brazil , February 18, 2005 – Tele Centro Oeste Celular Participações S.A. - TCO, (Bovespa: TCOC3 (ON = Common Shares)/TCOC4 (PN = Preferred Shares); NYSE: TRO), discloses today its consolidated results for the fourth quarter and full year 2004 (4Q04 and 2004). The closing prices for February 17, 2005 were: TCOC3: R$ 13.70 / 1,000 shares, TCOC4: R$ 10.10 / 1,000 shares and TRO: US$ 11.86 / ADR (1 ADR = 3,000 PN shares). TCO operates in the Federal District and in 11 Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an area of 5.8 million km 2 with 32.5 million inhabitants, which is approximately 18% of the total Brazilian population.

Tele Centro Oeste is controlled by Telesp Celular Participações S.A. which, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A, make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind in the Brazilian market. In December 2004, VIVO Group reached 26,5 million customers, thus consolidating its market leadership.

HIGHLIGHTS 4Q04

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services such as "VIVO Encontra" and "VIVO Agenda".

•  Successful in its high value and corporate market focus. VIVO Empresas program reaches 1.5 million customers all over Brazil after 1 year of existence.

•  TCO´s customer base rose 41.5% over last year and 9.7% over 3Q04, recording 5,820 thousand customers.

•  Net additions increased by 63.3% in relation to 2003, totaling 1,708 thousand new customers, thus consolidating the leadership position of VIVO brand .

•  Market leadership with 51.3% market share , accounting for 34.8% of the net additions, in a market that started having 4 operators in all its regions.

•  Monthly churn decreased 0.1 percentile point in 2004 in relation to last year, showing the successful customer retention campaigns.

•  Pre-paid MOU increased by 10.0% in relation to 3Q04. Post-paid MOU increased by 2.9% in relation to 4Q03.

•  Sustained growth of data revenues , which increased by 41.3%, in relation to 4Q03, and accounted for 4.6% of the net services revenue in 4Q04 (3.8% in 4Q03), showing the successful offer of high value services to customers.

•  EBITDA increased by 19.9% between 4Q04 and 4Q03. The year-to-date EBITDA for 2004 recorded R$ 891.4 million, up 20.0% in relation to last year.

•  EBITDA Margin in the quarter was 33.7%, representing 2.7 percentile points over 4Q03. The margin was 40.3% in 2004, despite competitive pressure.

•  Services EBITDA Margin in 2004, excluding sales revenue and selling costs for cellular phones, was 59.4%, against 50.1% in the previous year.

•  The net profit accrued for 2004 was R$ 507.1 million, 9.4% higher than in 2003.

•  Productivity increase in 4Q04 was 57.5% and 11.5% in relation to 4Q03 and 3Q04, respectively, showing efficiency gains in the Company's operations.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with the " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the Company's image, contributing to the development of our society."

Distribution Channels

On December 31, 2004, TCO had 71 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 1,824 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Coverage and Technological Innovations

The coverage provided by the 1xRTT technology was highly enhanced in 2004.

TCO has continued to implement new and innovating data transmission products and services. Launched in October, "VIVO Encontra" is designed to bring convenience and safety to users by means of a solution that uses GPS satellites and Base Radio Stations (ERBs), of VIVO's CDMA2000 1x network, offering 5 to 50 meter accurate results, from three different applications: "VIVO Localiza" (person location service), "VIVO Aqui Perto" (application designed to search for commercial establishments) and "VIVO Onde Estou?" (indicates the location of the own user's cellular phone, with street name, number, borough and city). Another service launched by the Company was "VIVO Agenda", unprecedented in Brazil , which stores cellular phone organizer contact information in an even safer manner.

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls. Therefore, TCO operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VU-M) for completing long distance calls .

The partial Bill & Keep (B&K) system was also implemented at that same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 3Q04 and 4Q03 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Consolidated TCO's Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 41.5% in the last 12 months. Net additions in the year were 63.3% higher than those recorded in 2003, due to enhanced marketing efforts during the period.

•  In 2004, TCO reported a 44.3% market share in net additions , keeping its leadership with 51.3% market share and penetration increase of 11.5 p.p., in a market that started in September to have 4 operators in all its regions. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  SAC remained almost stable in relation to 3Q04, despite being impacted by increased expenses with subsidies, commissions and advertising, partly due the entry of a new competitor.

•  The churn recorded a drop of 0.1 p.p. in relation to 4Q03 and year-to-year, despite the entry of a new competitor, thus confirming the success of the commercial practices adopted for the purpose of ensuring customer loyalty.

•  The blended ARPU of R$ 30.5 recorded a 20.6% reduction in relation to 4Q03, having been impacted by: (i) increase in total customer base and change in customer mix equivalent to R$ 4.7 (the prepaid customer base grew 54.2%, accounting for 83.7% of the total base, as compared to 76.9% in 4Q03) and SMP effect (R$ 2.4), (ii) fall in incoming prepaid MOU; and (iii) right planning programs (profile adequacy plans) effected in the post-paid service users base. Comparing to 3Q04, the normalized ARPU, excluding the mix and SMP effects (B&K and CSP), would be higher by R$ 0.9 or 2.8%.

•  The prepaid MOU increased by 10.0% in relation to 3Q04, due to recharge campaigns and consequent traffic increase. Post-paid MOU grew 2.5% year-to-year, as a result of the use of higher value-added services.

•  The efficiency gains in the operations can be measured by the productivity increase in 4Q04, of 57.5% and 11.5% in relation to 4Q03 and 3Q04, respectively, due to the continuous search for organizational and process synergies, integration and rationalization.

Operating Highlighst - Area 7 (CO) – which comprises the Federal District and the following States: Acre, Goiás, Mato Grosso, Mato Grsso do Sul, Rondônia and Tocantins

•  In 4Q04, customers growth in area 7 was 35.6% over 4Q03 and 7.5% over 3Q04, recording 4,491 thousand customers in the end of the quarter.

•  Absolute leadership, with 59.1% market share , being the highest market share among the Brazilian operators. Year-to-date net additions totaled 1,180 thousand customers, 40.1% up in relation to 2003.

•  Stimulating its growth, TCO's area 7 accounted for 30.6% of the net additions in States under its coverage in 4Q04, within an environment of intense competitive activity, with the entry of a new competitor.

•  Market penetration increase of 16.2 p.p. in relation to the last year, showing that the Company's growth is sustainable.

Operating Highlights - Area 8 (NBT) – which comprises the following states: Amazonas, Amapá, Maranhão and Roraíma

•  In 4Q04, customers base growth in area 8 was 65.9% and 17.8% in relation to 4Q03 and 3Q04, respectively, recording 1,329 thousand customers in the end of the quarter.

•  Market share , increased by 3.0 and 1.1 percentile points in relation to 4Q0 and 3Q04, respectively, recording 35.5% share in its coverage area.

•  Net additions in the year were 158.7% above that recorded in the previous year.

•  In the quarter, TCO's area 8 accounted for 44.0% share in net additions in the states under its coverage, 13.7 p.p. and 9.4 p.p. higher in relation to 4Q03 and 3Q04, respectively, showing the success of the commercial campaigns carried out in the region.

NET OPERATING REVENUES

R$ million	4 Q 04	3 Q 04	Δ%	4 Q 03	Δ%	2004	2003	Δ%
	According to Corporate Law							
Subscription and Usage	253.4	255.3	-0.7%	237.8	6.6%	929.4	866.5	7.3%
Network usage	220.7	215.0	2.7%	190.6	15.8%	836.5	748.4	11.8%
Other services	30.9	27.2	13.6%	6.6	368.2%	113.6	42.5	167.3%
Net service revenues	**505.0**	**497.5**	**1.5%**	**435.0**	**16.1%**	**1,879.5**	**1,657.4**	**13.4%**
Net handsets revenues	103.9	80.5	29.1%	117.5	-11.6%	330.9	301.5	9.8%
Total net operating revenues	**608.9**	**578.0**	**5.3%**	**552.5**	**10.2%**	**2,210.4**	**1,958.9**	**12.8%**

Net Operating Revenues Accumulated 2004
Net handsets revenues 15%
Subscription and Usage 42%
Other services 5%
Network usage 38%

Net Operating Revenues Accumulated 2003
Net handsets revenues 16%
Subscription and Usage 44%
Other services 2%
Network usage 38%

Net Service Revenues

The net service revenues grew 16.1% in relation to 4Q03, recording R$ 505.0 million in the quarter and R$ 1,879.5 million in 2004, 13.4% up when compared to the previous year. However, the impact of the SMP (Bill and Keep and CSP) effect was still present. This result is due to the increase in the customer base and to the increase in the use of higher value-added services (including data).

Data revenues increased by 74.2% in relation to the previous year, accounting for 4.2% of the net service revenues in 2004 (2.7% in 2003). The SMS accounted for 86.4% of data revenues in 4Q04. Average number of SMS messages sent per month in the quarter was some 47 million, up 30.7% over the average posted in the same period in 4Q03. The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of those revenues. This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market during that period. In 2004, VIVO launched more than 140 new game facilities, images, video and other, totaling 205 facilities. These new services, together with the increase registered in the data enabled client base, resulted in an increase of the revenue from Downloads/MMS in relation to the same period in 2003. It is worthy mentioning the innovative and exclusive VIVO services like multiplayer games (in VIVO Downloads) and "VIVO DIRETO".

Personnel Cost

Personnel cost in 4Q04 decreased by 8.7% in relation to the same period of the previous year. Such decrease was due to a reduction in the headcount during the period, partially offset by the increase, following the collective terms agreement signed in November, 2004, which approved a 6.0% salary increase on average, in addition to indemnities and additional payroll. The personnel cost increased during the year as a result, mainly to the collective salary adjustments, implementation of the variable compensation system for selling teams, in addition to severance costs arising out of reduction of labor count.

Cost of Services Rendered

The 49.7% reduction in the cost of services rendered by TCO, as compared to 4Q03, is due to enhanced operating efficiency and synergies among the Companies operating under VIVO brand, as well as to lower costs obtained from renegotiation of contracts, effects of the Bill & Keep rules over interconnection costs, and reduction of other costs and charges, arising out of equalization between TCO's and the Group's accounting criteria.

Cost of Goods Sold

The cost of goods sold by the Company in the quarter recorded a 35.6% increase, as compared to 4Q03, due to intense commercial activities and focus on programs for exchange of TDMA for CDMA handsets due to technology change with higher costs.

Selling Expenses

In 2004, the Company's goal was to keep its market leadership on a profitable basis. Therefore, taking advantage of the market growth, even though facing strong competition, the Company not only defended its customer base but also managed to grow. In relation to 3Q04, the expenses recorded a 17.8% increase, caused by an increase in the commercial activities during the period, reflecting the increase in the cost of outsourced services, especially commissions paid to its distribution network and marketing expenses. In an annual comparison basis, variations in the entry barriers all year long and an increase in the customer base, together with market segmentation, contributed to the growth.

The R$ 19.2 million provision for bad debt in the 4T04 (2.3% of the gross revenues) was impacted by a R$ 7,8 million reversion due to the introduction of uniform accounting criteria. Normalized by this non-recurrent adjustment, in the 4Q03 PDD would be 2.3% of the gross revenues.

General and Administrative Expenses

General and administrative expenses recorded 33.1% decrease in relation to the previous year, due to the successful structural costs reduction program and to the high level of synergy reached among the Group Companies .

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) increased by 20.0% in relation to the previous year, recording R$ 891.4 million in 2004. The margin recorded for the year of 40.3%, 2.4 p.p. up when compared to 2003, shows the efficient cost control, despite the strong commercial activity, with the entry of a new competitor. The services EBITDA margin in 2004, excluding revenues and selling costs of cellular phones was 59.4%, as compared to 50.1% in the previous year (+9.3 p.p.), showing the increased structural efficiency of the Company.

Depreciation and Amortization	The increases of 33.8% and 14.6% in depreciation, in relation to 4Q03 and 3Q04, is a result of the investments being effected, mainly in function of the overlay to the CDMA network.

Financial Revenues (Expenses)

N et financial revenue in 4Q04 recorded a reduction of R$ 10.9 million in relation to 3Q04. Among the variations occurred, the PIS and COFINS levied on the allocation of interests on own capital in December 2004 (rate of 9.25% on R$ 90.3 million) is worthy of mention.

In the comparison between 2004 and 2003, TCO's net financial revenue recorded a reduction in the amount of R$ 49.4 million, mainly due to the administrated decrease of the interest rate prevailing in the period (23.25% in 2003 and 16.17% in 2004), which provided a lower yield for financial investments.

Net Profit	Net profit in 2004 of R$ 507.1 million was 9.4% up in relation to the previous year. The net profit in the quarter was R$ 129.6 million.

LOANS AND FINANCING

Lenders (R$ million)	R$	US$	URTJLP(*)	UMBND(**)
	CURRENCY			
Financial institutions	16.7	71.6	126.7	11.3
Total	**16.7**	**71.6**	**126.7**	**11.3**
Exchange rate used	-	2.6544	-	-
Payment schedule - Long Term				
2006	2.6	26.8	37.7	3.7
2007	2.6	0.0	33.8	3.7
as from 2007	9.7	0.0	2.8	0.3
Total	**14.9**	**26.8**	**74.3**	**7.6**

NET DEBT

	Dec 31/04	Sep 30/04
Short Term	102.7	135.0
Long Term	123.6	223.1
Total debt	**226.3**	**358.1**
Cash and cash equivalents	(951.2)	(972.1)
Derivatives	20.7	15.0
Net Debt	**(704.2)**	**(599.0)**

(*) BNDES long term interest rate unit

(**) A UMBND - prepared by the BNDES, it is basket of foreign currencies unit, US dollar predominant

Indebtedness

On December 31, 20094, TCO's debts related to loans and financings amounted to R$ 226.3 million (R$ 358.1 million on December 31, 2003), 36.8% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 951.2 million) and by derivative assets and liabilities (R$ 20.7 million payable) resulting in a net cash position of R$ 704.2 million, 17.6% up in relation to December 2003.

Capital Expenditures (Capex)

Capex in 4Q04 totaled R$ 131.2 million, an increase of 44.6% compared to the same period of last year . The increase in investments in relation to last year is basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology, thus keeping up with the GSM operators, which have also migrated from TDMA; (ii) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (iii) expansion of the coverage provided by the company in order to meet the customer base growth.

Operating Cashflow

The positive operating cash flow in any of the periods under examination shows that TCO generates sufficient funds from its operations to finance its capital expenditures program , having reached R$ 74.0 million in the quarter and R$ 472.1 million in 2004.

Capital Market

In 4Q04, the value of TCO´s common shares (ON) increased by 17.3% and the value of its preferred shares (PN) decreased by 9.8%, while the Bovespa (São Paulo Stock Exchange) index rose 12.7%. Between October and December 2004, the Company´s PN shares were traded in 100% of the trading sessions, resulting in an average daily trading volume of R$ 22.5 million, as compared to R$ 9.3 million in the same period in 2003. By the end of 2004, ON and PN shares were traded at R$ 12.90 and R$ 8.73, respectively, per lot of one thousand shares.

The price of TCO´s Level II ADRs dropped 3.2% in the quarter, in face of a 7.0% increase in the Dow Jones index. Average daily volume of TCO ADRs traded on the NYSE in 4Q04 was US$ 5.4 million, in line with 4Q03. The closing price of TCO's ADRs for 2004 was US$ 9.87.

Interests on Own Capital

•  TCO and its operators, as from 12/22/2004, started to pay Interests on Own Capital – JSCP, for their common and preferred shares, according to the share position as of 01/29/2004, relating to the fiscal year ended on 12/31/2003, which payment was resolved at the General Meeting of Shareholders held on 03/25/2004, as follows

Amounts paid per lot of one thousand shares:

Payment	Net Amount - R$ Immune and Exempted Shareholders		Net Amount - R$ Taxed Shareholders
	Common	Preferred	Common	Preferred
JSCP	0.348144	0.348144	0.295922	0.295922

•  The Board of Directors of TCO approved interests on own capital to be credited, in the total amount of R$ 82,000,000.00 (R$ 0.215292 per lot of one thousand common and preferred shares), with deduction of 15% withholding income tax, resulting in total net interests of R$ 69,700,000.00 (R$ 0.182998 per lot of one thousand common and preferred shares, except for shareholders able to evidence that they are tax-immune or exempted). The corresponding credit was entered in the Company's accounting records on December 31, 2004.

For further information on the above described transactions, please refer to our website: www.vivo.com.br/ ir

Social Responsibility

•  After VIVO Institute was created in July 2004, the focus of VIVO's performance as regarding social programs was redefined, whereby education and environment were established as priority areas. Today, there are about 40 projects in progress and more than 200 thousand people assisted in several States of the Union . Among them, the following are worthy of mention: SuperAção Jovem, in partnership with Instituto Ayrton Senna; Pastoral da Criança ; Eco-Vídeo Biblioteca; Cooperativa de Mulheres Costureiras de São Bartolomeu; Acelera Goiás, Acelera Tocantins and Se Liga Tocantins, all of them in partnership with Instituto Ayrton Senna; Banco da Providência ; Projeto Água Viva; Jovens Talentos , Projeto de Esporte na Ilha Criança and Projeto Guri.

•  In December, the Christmas campaign, conducted within the "VIVO Voluntário" program, benefited about 6 thousand children, who were assisted by 70 institutions included within the Group's performance areas.

Prizes

•  VIVO was granted ISO 9001:2000 certification in December by Bureau Veritas Quality International (BVQI), one of the most important certification institutes in the world. It must be emphasized that this is an unprecedented achievement among cellular telephone operators within the domestic market .

•  In 2004, the assistance to VIVO customers deserved several Prices – "Best Internet System" and "Best Own or Outsourced Active/Receptive Call Center Operation" awarded by the Brazilian Telemarketing Association (ABT); "B2B Quality Standard", by B2B magazine; "Consumidor Moderno's Customer Service Excellence Prize" by Consumidor Moderno Magazine.

The Company also received several prizes in 2004, among which the following are worthy of mention:

•  Top RH 2004 ADVB – VIVO SP won the prize with the case "The Strategic Role of Medical Assistance in Building a healthy and solidary company".

•  Top of Marketing ADVB 2004 – VIVO won prizes for 4 success cases (São Paulo Fashion Week, VIVO Open Air, Recarga Premiada and VIVO ao VIVO) from ADVB;

•  Top of the Mind 2004 Prize – VIVO is the mostly remembered brand in its market segment according to Folha de São Paulo newspaper;

•  Reliable Brands Prize August 2004 – VIVO was elected as the most reliable brand in the cellular telephone industry by the readers of Seleções Magazine .

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega Carlos Alberto B. Lazar	Mara Boaventura Dias Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 E-mail: ir@vivo.com.br Information available from the website: www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.